Ex 99.1

Qutoutiao Inc. Reports Third Quarter 2019 Unaudited Financial Results

SHANGHAI, China, December 3, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•	Combined average MAUs[1] reached 133.9 million, representing an increase of 105.3% from 65.2 million in the third quarter of 2018, compared to 119.3 million in the previous quarter.
•	Combined average DAUs[2] reached 42.1 million, representing an increase of 97.7% from 21.3 million in the third quarter of 2018, compared to 38.7 million in the previous quarter.
•	Average daily time spent per DAU was 61.3 minutes, compared to 55.9 minutes in the third quarter of 2018 and 60.0 minutes in the previous quarter.
•	Net revenues increased 44.0% year-over-year to RMB1,406.9 million (US$196.8 million), compared to RMB1,385.9 million in the previous quarter, and were above the Company’s guidance.
•

Net loss was RMB888.4 million (US$124.3 million), compared to net loss of RMB1,033.4 million in the third quarter of 2018 and net loss of RMB561.3 million in the second quarter of 2019. Net loss margin was 63.1%, compared to 105.7% in the third quarter of 2018 and 40.5% in the second quarter of 2019.

•

Non-GAAP net loss was RMB833.1 million (US$116.6 million), compared to non-GAAP net loss of RMB298.4 million in the third quarter of 2018 and non-GAAP net loss of RMB496.3 million in the second quarter of 2019. Non-GAAP net loss margin was 59.2%, compared to 30.5% in the third quarter of 2018 and 35.8% in the second quarter of 2019.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented,“ Despite the less than hospitable operating environment which has persisted for much of the year, we have pushed on with determination as well as agility. Our quarterly average MAUs has reached 133.9 million and DAUs has reached 42.1 million, both of which have doubled from the levels a year ago. During this quarter, we have also made meaningful progress on product suite expansion, most notably Midu Lite which commenced in May and has quickly gathered more than 3 million DAU.”

“We believe the lower tier cities remain the most attractive space today with unmatched structural potential for growth and monetization. During the Double 11 Shopping Festival, GMVs generated by Qutoutiao users on e-commerce platforms increased more than ten-fold in comparison to last year.”

“Our priority is not simply growth, but rather long-term profitable growth. We tend to respond to market fluctuations with reason and gain comfort in remaining focused on doing the right things that will ultimately matter. That means a balanced approach to growth and capital allocation, with an emphasis on sustainability. With better retention and ARPU3 on an improving path in this quarter, we shall see better ROI driving our business going forward.” Mr. Tan. Concluded.

Third Quarter 2019 Financial Results

[1]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[2]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

[3]	“ARPU” refers to average net revenues per DAU per day.

Net revenues in the third quarter of 2019 were RMB1,406.9 million (US$196.8 million), an increase of 44.0% from RMB977.3 million in the third quarter of 2018.

Advertising and marketing revenues were RMB1,381.6 million (US$193.3 million) in the third quarter of 2019, an increase of 54.1% from RMB896.5 million in the third quarter of 2018, primarily due to increases in the Company’s user base, time spent and ability to monetize user traffic, and, to a lesser extent, the launch of our new integrated and customized marketing solution services to our customers.

Other revenues were RMB25.3 million (US$3.5 million) in the third quarter of 2019, compared to RMB80.9 million in the third quarter of 2018. Other revenues primarily represent revenues from providing agent and platform services between advertising customers and third-party advertising platforms and online marketing platform services. The decrease was primarily due to the decrease of agent and platform services.

Cost of revenues were RMB496.1 million (US$69.4 million) in the third quarter of 2019, an increase of 222.5% from RMB153.8 million in the third quarter of 2018, primarily attributable to the costs paid to suppliers for the new integrated and customized marketing solution services, and, to a lesser extent, increases in content procurement costs, bandwidth and IT infrastructure costs and increases in salaries and benefits associated with content management personnel.

Gross profit was RMB910.8 million (US$127.4 million) in the third quarter of 2019, an increase of 10.6% from RMB823.5 million in the third quarter of 2018. Gross margin was 64.7%, compared to 84.3% in the third quarter of 2018. The decrease of gross margin was mainly due to the growing revenue contribution from our new integrated and customized marketing solution services, which have a relatively low gross margin. The decrease of gross margin was also attributable to the growth of our content procurement costs as well as our bandwidth and IT infrastructure costs, as we are enriching our product offerings to include more engaging contents such as short videos, games and live-streaming.

Research and development expenses were RMB261.6 million (US$36.6 million) in the third quarter of 2019, an increase of 226.1% from RMB80.2 million in the third quarter of 2018, primarily due to an increase in R&D headcount as the Company continued to invest in enhancing technology capabilities, more specifically, the Company’s AI-based content recommendation technology.

Sales and marketing expenses were RMB1,503.2 million (US$210.3 million) in the third quarter of 2019, an increase of 43.9% from RMB1,045.0 million in the third quarter of 2018.

User engagement expenses were RMB536.1 million (US$75.0 million) in the third quarter of 2019, an increase of 11.5% year-over-year, primarily due to our enlarged user base. User engagement expenses per DAU per day were RMB0.14 in the third quarter of 2019, a decrease of 43.6% year-over-year and stable quarter-over-quarter. The decrease of user engagement expenses per DAU per day was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for Qutoutiao and the absence of such expenses for other products such as Midu Novels.

User acquisition expenses were RMB788.3 million (US$110.3 million) in the third quarter of 2019, an increase of 48.1% year-over-year. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing, and the increase was primarily driven by the Company’s continued strategic investments into building user base. User acquisition expenses per new installed user4 in the third quarter of 2019 were RMB6.58, compared to RMB6.93 in the second quarter of 2019 and RMB6.01 in the third quarter of 2018.

Other sales and marketing expenses were RMB178.8 million (US$25.0 million) in the third quarter of 2019, an increase of 462.5% year-over-year, mainly due to an increase in brand campaigns and sponsorship to TV shows as we continue to strengthen our brand recognition.

General and administrative expenses were RMB57.1 million (US$8.0 million) in the third quarter of 2019, a decrease of 92.3% from RMB741.6 million in the third quarter of 2018. The decrease was mainly due to the decrease in share-based compensation expenses. Share-based compensation expenses in the third quarter of 2018 were RMB717.7 million, the majority of the expenses were one-off charges in relation to the share restriction deeds entered into by certain of our co-founders in January 2018, pursuant to which certain ordinary shares beneficially owned by such co-founders became restricted shares and were to be vested. Upon completion of the Company’s initial public offering in September 2018, all the remaining restricted shares were immediately vested and the associated and unrecognized share-based compensation expenses of RMB649.7 million were recorded.

Loss from operations was RMB899.4 million (US$125.8 million) in the third quarter of 2019, compared to RMB1,043.3 million in the third quarter of 2018. Operating loss margin was 63.9%, compared to 106.8% in the third quarter of 2018.

Non-GAAP loss from operations was RMB844.2 million (US$118.1 million) in the third quarter of 2019, compared to RMB308.3 million in the third quarter of 2018. Non-GAAP operating loss margin was 60.0%, compared to non-GAAP operating loss margin of 31.6% in the third quarter of 2018.

Net loss was RMB888.4 million (US$124.3 million), compared to net loss of RMB1,033.4 million in the third quarter of 2018 and net loss of RMB561.3 million in the second quarter of 2019. Net loss margin was 63.1%, compared to 105.7% in the third quarter of 2018 and 40.5% in the second quarter of 2019.

Non-GAAP net loss was RMB833.1 million (US$116.6 million), compared to non-GAAP net loss of RMB298.4 million in the third quarter of 2018 and non-GAAP net loss of RMB496.3 million in the second quarter of 2019. Non-GAAP net loss margin was 59.2%, compared to 30.5% in the third quarter of 2018 and 35.8% in the second quarter of 2019.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB891.8 million (US$124.8 million) in the third quarter of 2019, compared to RMB1,055.1 million in the third quarter of 2018. Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB836.6 million (US$117.0 million) in the third quarter of 2019, compared to RMB320.1 million in the third quarter of 2018.

Basic and diluted net loss per American Depositary Share (“ADS”) were RMB3.54 (US$0.49) in the third quarter of 2019. Non-GAAP basic and diluted net loss per ADS were RMB3.32 (US$0.46) in the third quarter of 2019. Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheet

[4]	“New installed users” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

As of September 30, 2019, the Company had cash, cash equivalents and short-term investments of RMB 2,120.1 million (US$296.6 million), compared to RMB2,287.6 million as of June 30, 2019.

Recent Developments

On October 16, 2019, Qutoutiao announced that its subsidiary holding the operations of Midu Novels and Midu Lite had completed Series B financing in the amount of USD100 million. The financing round was led by CMC Capital and followed by Qutoutiao.

Effective May 28, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$50 million worth of outstanding ADSs of the Company, every four of which represents one class A ordinary share, from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. As of September 30, 2019, 4,665,700 ADSs, representing 1,166,425 ordinary shares, were repurchased with a total consideration of US$20.7 million.

Business Outlook

Based on the current market conditions, the Company provides the following outlook reflecting the Company’s preliminary estimates of market and operating conditions, and customer demand:

For the fourth quarter of 2019, the Company expects net revenues to be between RMB 1,600 million and RMB 1,620 million.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on December 3, 2019 (9:00 p.m. Beijing/Hong Kong time on the same day, 2019).

Dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
United States (toll free):	+1-866-519-4004
Hong Kong:	+852-3018-6771
Hong Kong (toll free):	800-906-601
China:	400-620-8038
International:	+65-6713-5090
Conference ID:	8036388

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 9, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
Hong Kong :	+852-3051-2780
China:	400-632-2162
International:	+61-2-8199-0299

Replay Access Code:	8036388

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP operating loss margin, non-GAAP net loss, non-GAAP net loss margin, non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the rate in effect as of September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.
Oliver Yucheng Chen
E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	2,186,288,246	525,393,392
Short-term investments	115,436,080	1,594,659,465
Accounts receivable, net	203,984,074	314,081,563
Amount due from related parties	-	179,059,305
Prepayments and other current assets	120,365,506	239,377,396
Total current assets	2,626,073,906	2,852,571,121

Non-current assets:
Long-term Investments	-	35,589,200
Property and equipment, net	13,929,542	25,459,493
Intangible assets	94,527,598	89,719,263
Goodwill	7,268,330	7,268,330
Right-of-use assets, net	-	80,551,884
Other non-current assets	10,672,141	29,655,220
Total non-current assets	126,397,611	268,243,390
Total assets	2,752,471,517	3,120,814,511

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	131,249,219	285,735,152
Registered users’ loyalty payable	256,661,934	166,817,570
Advance from advertising customers	155,099,317	218,142,036
Salary and welfare payable	43,422,202	89,990,002
Tax payable	101,286,721	112,620,573
Lease liabilities, current	-	38,755,108
Accrued liabilities related to users’ loyalty programs	44,133,812	71,206,052
Accrued liabilities and other current liabilities	379,130,559	583,834,630
Total current liabilities	1,110,983,764	1,567,101,123

Lease liabilities, non-current	-	34,373,153
Convertible loan	-	1,226,492,365
Deferred tax liabilities	23,631,899	21,829,466
Other non-current liabilities	9,686,219	7,987,207
Non-current liabilities	33,318,118	1,290,682,191
Total liabilities	1,144,301,882	2,857,783,314

Total redeemable non-controlling interests	96,936,855	491,500,654

Shareholders’ (deficit)/equity
Ordinary shares	41,547	44,404
Treasury stock	-	(142,228,779)
Additional paid-in capital	3,684,130,058	4,239,953,167
Accumulated other comprehensive imcome	(16,428,875)	(22,902,117)
Accumulated deficit	(2,153,235,425)	(4,299,623,655)
Total Qutoutiao Inc. shareholders’ (deficit)/equity	1,514,507,305	(224,756,980)
Non-controlling interests	(3,274,525)	(3,712,477)
Total (deficit)/equity	1,511,232,780	(228,469,457)

Total liabilities, redeemable non-controlling interests and shareholders’ (deficit)/equity	2,752,471,517	3,120,814,511

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Advertising and marketing revenues	896,464,500	1,358,002,272	1,381,619,079	1,597,315,666	3,826,799,574
Other revenues	80,853,332	27,944,539	25,290,100	97,836,898	84,906,269

Net revenues	977,317,832	1,385,946,811	1,406,909,179	1,695,152,564	3,911,705,843

Cost of revenues	(153,821,888)	(361,446,349)	(496,081,867)	(299,815,099)	(1,136,721,190)

Gross profit	823,495,944	1,024,500,462	910,827,312	1,395,337,465	2,774,984,653

Operating expenses:
Research and development expenses	(80,230,784)	(221,318,168)	(261,599,590)	(143,143,162)	(638,301,750)
Sales and marketing expenses	(1,044,965,206)	(1,321,768,628)	(1,503,239,735)	(1,881,905,048)	(4,121,959,554)
General and administrative expenses	(741,648,292)	(63,509,965)	(57,101,646)	(935,534,269)	(204,650,200)
Total operating expenses	(1,866,844,282)	(1,606,596,761)	(1,821,940,971)	(2,960,582,479)	(4,964,911,504)

Other operating income	-	10,789,713	11,682,263	-	22,471,976

Loss from Operations	(1,043,348,338)	(571,306,586)	(899,431,396)	(1,565,245,014)	(2,167,454,875)

Interest income (expense), net	8,986,275	8,955,594	(999,076)	14,374,974	20,870,058
Foreign exchange related gains, net	1,237,458	390,043	6,124,404	3,335,520	3,589,367
Other gains/(loss), net	(320,283)	48,952	5,296,371	(345,881)	3,288,020

Loss before provision for income taxes	(1,033,444,888)	(561,911,997)	(889,009,697)	(1,547,880,401)	(2,139,707,430)
Income tax benefits	-	600,811	600,811	-	1,802,433

Net loss	(1,033,444,888)	(561,311,186)	(888,408,886)	(1,547,880,401)	(2,137,904,997)

Net loss attributable to non-controlling interests	2,842,305	56,711	227,415	2,842,305	437,952
Net loss attributable to Qutoutiao Inc.	(1,030,602,583)	(561,254,475)	(888,181,471)	(1,545,038,096)	(2,137,467,045)

Accretion to convertible redeemable preferred shares redemption value	(42,843,201)	(3,020,121)	(3,627,599)	(101,806,744)	(8,921,185)
Gains on repurchase of preferred shares	18,332,152	-	-	18,332,152	-
Deemed dividend to preferred shareholders	-	-	-	(1,916,871)	-

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(1,055,113,632)	(564,274,596)	(891,809,070)	(1,630,429,559)	(2,146,388,230)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Net loss	(1,033,444,888)	(561,311,186)	(888,408,886)	(1,547,880,401)	(2,137,904,997)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	544,476	21,815,137	8,734,926	(12,017,654)	(6,473,241)
Total comprehensive loss	(1,032,900,412)	(539,496,049)	(879,673,960)	(1,559,898,055)	(2,144,378,238)
Comprenhensive loss attributable to non-controlling interests	2,842,305	56,711	227,415	2,842,305	437,952
Comprehensive loss attributable to Qutoutiao Inc.	(1,030,058,107)	(539,439,338)	(879,446,545)	(1,557,055,750)	(2,143,940,286)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(8.97)	(2.21)	(3.54)	(15.69)	(8.54)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	117,604,564	255,563,250	252,278,760	103,915,274	251,189,900
— Diluted	117,604,564	255,563,250	252,278,760	103,915,274	251,189,900

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss from Operations	(1,043,348,338)	(571,306,586)	(899,431,396)	(1,565,245,014)	(2,167,454,875)
Add: Share-based compensation expenses
Cost of revenue	2,111,603	1,629,139	1,113,137	3,541,184	4,399,261
General and administrative	717,726,321	14,208,730	6,607,320	891,567,244	66,245,970
Sales and marketing	3,198,778	11,776,526	11,597,854	6,591,956	30,465,141
Research and development	11,967,731	37,446,655	35,940,659	18,687,524	89,720,428

Non-GAAP Loss from Operations	(308,343,905)	(506,245,536)	(844,172,426)	(644,857,106)	(1,976,624,075)

Net loss	(1,033,444,888)	(561,311,186)	(888,408,886)	(1,547,880,401)	(2,137,904,997)
Add: Share-based compensation expenses
Cost of revenue	2,111,603	1,629,139	1,113,137	3,541,184	4,399,261
General and administrative	717,726,321	14,208,730	6,607,320	891,567,244	66,245,970
Sales and marketing	3,198,778	11,776,526	11,597,854	6,591,956	30,465,141
Research and development	11,967,731	37,446,655	35,940,659	18,687,524	89,720,428

Non-GAAP net loss	(298,440,455)	(496,250,136)	(833,149,916)	(627,492,493)	(1,947,074,197)

Net loss attributable to Qutoutiao Inc.	(1,030,602,583)	(561,254,475)	(888,181,471)	(1,545,038,096)	(2,137,467,045)
Add: Share-based compensation expenses
Cost of revenue	2,111,603	1,629,139	1,113,137	3,541,184	4,399,261
General and administrative	717,726,321	14,208,730	6,607,320	891,567,244	66,245,970
Sales and marketing	3,198,778	11,776,526	11,597,854	6,591,956	30,465,141
Research and development	11,967,731	37,446,655	35,940,659	18,687,524	89,720,428

Non-GAAP net loss attributable to Qutoutiao Inc.	(295,598,150)	(496,193,425)	(832,922,501)	(624,650,188)	(1,946,636,245)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(1,055,113,632)	(564,274,596)	(891,809,070)	(1,630,429,559)	(2,146,388,230)
Add: Share-based compensation expenses
Cost of revenue	2,111,603	1,629,139	1,113,137	3,541,184	4,399,261
General and administrative	717,726,321	14,208,730	6,607,320	891,567,244	66,245,970
Sales and marketing	3,198,778	11,776,526	11,597,854	6,591,956	30,465,141
Research and development	11,967,731	37,446,655	35,940,659	18,687,524	89,720,428

Non-GAAP Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(320,109,199)	(499,213,546)	(836,550,100)	(710,041,651)	(1,955,557,430)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
Basic and diluted	(2.72)	(1.95)	(3.32)	(6.83)	(7.79)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
Basic	117,604,564	255,563,250	252,278,760	103,915,274	251,189,900
Diluted	117,604,564	255,563,250	252,278,760	103,915,274	251,189,900

QUTOUTIAO INC.

APPENDIX I  Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	September 30	December 31	March 31	June 30	September 30
	2018	2018	2019	2019	2019
Net revenues	977.3	1,327.0	1,118.8	1,385.9	1,406.9

User engagement expenses[5]	481.0	563.3	580.8	449.5	536.1
User acquisition expenses[6]	532.2	746.9	675.3	787.9	788.3
Other sales and marketing expenses	31.8	57.9	40.9	84.3	178.8

Total sales and marketing expenses	1,045.0	1,368.1	1,297.0	1,321.8	1,503.2

Combined Average MAUs (in millions)	65.2	93.8	111.4	119.3	133.9
Combined Average DAUs (in millions)	21.3	30.9	37.5	38.7	42.1
New installed users (in millions)	88.6	113.6	108.7	113.7	119.9

Average net revenues per DAU per day(RMB)	0.50	0.47	0.33	0.39	0.36
User engagement expenses per DAU per day (RMB)	0.25	0.20	0.17	0.13	0.14
User acquisition expenses per new installed user(RMB)	6.01	6.57	6.21	6.93	6.58

[5]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivize word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[6]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new registered user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.